Exhibit 99.1

Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 E-mail: allen.zhang@pansoft.com
Investor Contact:
CCG Investor Relations
Mr. John Harmon, Sr. Account Manager
Phone: +86-10-6561-6886 Ext. 807 (Beijing)
E-mail: john.harmon@ccgir.com
Mr. Bryan Blake, MI Executive
Phone: +1-646-833-3416 (New York)
E-mail: bryan.blake@ccgir.com
www.ccgirasia.com

Pansoft Announces Unaudited Fiscal First Quarter 2011 Financial Results

•	Revenues and EPS Increase 59% and 44% Year-over-Year

JINAN, China, November 16, 2010, Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced unaudited financial results for the fiscal first quarter ended September 30, 2010.

Highlights for the Fiscal First Quarter of 2011:

●	Revenues were $3.5 million, an increase of 59.0% compared to $2.2 million for the three months ended September 30, 2009
●	Gross profit was $1.7 million, an increase of 45.6% compared to $1.2 million in the year-ago period
●	Gross margin was 48.9%, compared to 53.4% in the year-ago period
●	Operating profit was $1.1 million, an increase of 55.2% compared to $0.7 million in the year-ago period
●	Net income was $1.0 million, an increase of 44.3% compared to $0.7 million for in the year-ago period
●	Diluted earnings per share were $0.18, an increase of 43.6% compared to $0.13 in the year-ago period

“We began fiscal 2011 with healthy growth on both the top and bottom lines. We are on target to deliver profitable organic growth and expect recent acquisitions to make a significant contribution in fiscal 2011,” said Guoqiang Lin, Pansoft’s CEO.  “We continue to benefit from strong demand for our advanced ERP solutions from our existing client base.  The growth in revenue demonstrates strong market demand and Pansoft’s clear competitive advantages. Additionally, our new acquisitions, principally ITLamp, have started to make a significant contribution to revenues and earnings.  We continue to grow our business organically and through acquisitions in order to expand our product portfolio and customer base. We believe Pansoft and its shareholders will benefit from these initiatives in the long run.”

Financial Results Highlights for the Three Months Ended September 30, 2010

Revenues for the three months ended September 30, 2010 were $3.5 million, a 59.0% increase from $2.2 million in the three months ended September 30, 2009.  Revenues were strong across the board, with growing demand from major clients and a pickup from customers in the oilfield business and higher revenues from customers in the coal-mining business.

Cost of sales was $1.8 million, an increase of 74.3% from $1.0 million in the three months ended September 30, 2009.  Cost of sales increased at a faster pace than revenues due to an increase in compensation due to higher headcount, an increase in the cost of hardware supplied to clients, and larger accruals for employee incentive compensation.

Gross profit was $1.7 million, an increase of 45.6% from $1.2 million in three months ended September 30, 2009.  Gross margin was 48.9%, compared to 53.4% in three months ended September 30, 2009.  The decline in gross margin was attributable to the increase in cost of sales that resulted from our expanded business operations.

Operating expenses were $0.7 million, an increase of 32.2% from $0.5 million in the three months ended September 30, 2009. The increase in operating expense was mainly due to general administrative expense at our newly acquired and created businesses (ITLamp and Pansoft-Japan), in addition to accruals of incentive compensation for management and administrative staff.

Operating profit was $1.1 million, an increase of 55.2% from $0.7 million in the three months ended September 30, 2009.  Operating margin was 30.3% compared to 31.0% in three months ended September 30, 2009.

Net income was $1.0 million, an increase of 44.3% from $0.7 million in the corresponding period in 2009.  The increase in operating and net profit was due to operating leverage, offset by a higher effective tax rate of 15.2% versus 4.7% in the year-ago quarter, which resulted from a higher tax provision owing to higher profitability.

Diluted earnings per share were $0.18, an increase of 43.6% from $0.13 in the corresponding period in 2009.

Financial Condition

As of September 30, 2010, Pansoft had $3.2 million in cash and equivalents, compared to $2.7 million as of June 30, 2010.  Cash and cash equivalents exclude $6.3 million in short-term investments, versus $7.4 million as of June 30, 2010.  Total current assets were $21.6 million, as of September 30, 2010, versus $18.8 million as of June 30, 2010, owing to higher cash and equivalents, $1.9 million in higher receivables due to the timing of collections, and $1.1 million in higher unbilled revenues due to differences in the timing of invoicing in China.  Current liabilities were $5.9 million as of September 30, 2010, up from $3.8 million (which includes a $1.4 million acquisition payable for the fair value of the shares expected to be issued as part of the ITLamp acquisition), primarily due to $1.5 million in short-term borrowing used to finance temporary operational needs.  Total stockholders’ equity was $20.8 million as of September 30, 2010 versus $19.6 million as of June 30, 2010.

Recent Development

On October 29, 2010, Pansoft announced that its Board of Directors had authorized a share-repurchase program under which the Company may acquire up to U.S. $1 million of its common shares from time to time over the next 3 months from its available cash balance.  Repurchases will be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to price, volume, and timing.

In October 2010, the Company collected payments from clients totaling over $1.57 million, which represents 48% of accounts receivable recorded as of September 30, 2010. “We expect to collect additional payments by the end of the fiscal second quarter,” commented Allen Zhang, Chief Financial Officer.

Business Outlook

Pansoft expects to achieve sustainable organic growth in future quarters, driven by strong demand for its services and solutions from its existing customer base. The Company also expects to supplement its organic growth through acquisitions to expand its customer base, geographic reach, and its portfolio of solutions and capabilities.

Through recent and future acquisitions, Pansoft expects to be able to target a larger customer base and offer a broader portfolio of services and solutions to both existing and new customers.

For the fiscal year ending June 30, 2011, Pansoft expects to remain on track with steady growth and reaffirms its guidance of achieving 60% revenue growth, which excludes the impact from any future mergers or acquisitions. Pansoft also expects to achieve 20% growth in net income in the same period. The relatively slower pace of expected net-income growth is primarily due to the combination of (1) start-up costs from Pansoft-Japan and (2) a greater portion of hardware sales resulting from the recent acquisition of a 55% stake in HongAo, which carry a lower margin than Pansoft’s core business. ”We expect our outsourcing business to break even by the end of this fiscal year and generate a profit starting in the first quarter of fiscal 2012,” said Hugh Wang, Chairman of the Board,

“We continue to look for potential acquisition targets on an opportunistic basis to accelerate our expansion throughout the rest of the fiscal year as a part of our total strategy to expand our business and market diversification. Our aim is to become the provider of choice for a variety of software solutions and services to a broad range of industries and clients, both domestic and international, in different technologies and markets. With more profit contributions from diversified business avenues in the future, we are expecting our total profits to increase at a faster pace while our net margins may not be as high as in the past because of a change in the mix of business,” added Hugh Wang, Chairman of the Board.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on Tuesday, November 16, 2010 (9:00 p.m. Beijing Time) to discuss its fiscal first-quarter 2011 financial results and answer investors’ questions.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (877) 369-6556. International callers should dial +1 (706) 758-6238. The conference ID for the call is 23335659.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Tuesday, November 16, 2010 at 10:00 a.m. ET. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291 and enter the conference ID 23335659.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management.  For more information visit http://www.pansoft.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft’s acquisition strategies, projected revenue growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

– Financial Tables Follow –

Pansoft Company Limited
Consolidated Statements of Operations and Comprehensive Income
For the three-month periods ended September 30, 2010 and 2009
(in U.S. Dollars)

	For the three months ended
	September 30,
	2010	2009

Sales	$3,506,332	$2,205,469
Cost of sales	1,792,847	1,028,347
Gross profit	1,713,485	1,177,122

Expenses
General and administrative expenses	415,480	116,959
Selling expenses	75,471	94,620
Professional fees	65,298	129,781
Stock based compensation	94,849	151,127
	651,098	492,487

Income from operations	1,062,387	684,635

Other income (expenses), net	(1,935)	(915)
Government grant	44,100	17
Finance cost	(6,788)	22
Interest income	72,833	38,060
Income before provision from income taxes	1,170,597	721,819

Provision for deferred income taxes	177,501	33,764

Net income	993,096	688,055

Other comprehensive (loss) income	201,204	10,469
Comprehensive income	$1,194,299	$698,524

Basic net income per share	$0.18	$0.13

Diluted net income per share	$0.18	$0.13

Basic weighted average number of
shares outstanding	5,438,232	5,438,232

Diluted weighted average number of
shares outstanding	5,467,087	5,438,232

Pansoft Company Limited
Consolidated Balance Sheets
(in U.S. Dollars)

(In US Dollars)
	Sept 30,	June 30,
	2010	2010
Assets
Current assets
Cash and cash equivalents	$3,209,335	2,705,957
Account receivables, net	3,309,131	1,391,960
Unbilled revenues, net	7,975,461	6,887,471
Prepayment, deposits and other receivables	742,718	386,420
Inventory	34,471	61,984
Short term investments - Available for sale	6,304,935	7,399,608
Total current assets	21,576,051	18,833,400
Non-current assets
Property and equipment, net	815,290	760,258
Deposit for acquisitions	1,895,211	1,340,029
Intangible assets	1,700,272	1,729,553
Goodwill	719,617	719,617
Total assets	$26,706,441	23,382,857
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,238,317	1,347,421
Acquisition payable	1,446,400	1,419,519
Short-term borrowing	1,492,292	-
Deferred revenue	721,505	244,110
Income tax payable	286,180	325,079
Deferred income taxes	672,796	486,925
Total current liabilities	5,857,490	3,823,054
Shareholders' equity
Common stock (30,000,000 common
shares authorized; par value of $0.0059
per share; 5,438,232 shares issued and
outstanding as of June 30, 2009)
Share capital	32,080	32,080
Additional paid-in capital	9,106,009	9,011,160
Retained earnings	9,888,403	8,895,307
Statutory reserves	897,040	897,040
Accumulated other comprehensive income	925,420	724,216
Total stockholder's equity	20,848,951	19,559,803
Total liabilities and stockholders equity	$26,706,441	23,382,857

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